September 19, 2024

John Ho
Chief Executive Officer
Landsea Homes Corp
1717 McKinney Avenue
Suite 1000
Dallas, TX 75202

       Re: Landsea Homes Corp
           Registration Statement on Form S-3
           Filed September 13, 2024
           File No. 333-282124
Dear John Ho:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Darren J. Guttenberg, Esq.